Exhibit 99.1

TORM orders two scrubber-fitted LR2 newbuildings

“I am very pleased that TORM has utilized its long-term relationship with Guangzhou Shipyard International to enter into an agreement to purchase two LR2 newbuildings. These newbuildings will be financed through a flexible and attractive sale and leaseback structure including a repurchase option at the end of the lease period,” says Executive Director Jacob Meldgaard.

TORM has today entered into an agreement to purchase two scrubber-fitted and fuel-efficient LR2 newbuildings from Guangzhou Shipyard International (“GSI”) with expected delivery in the fourth quarter of 2021.

TORM has utilized its long-term relationship with state-owned GSI to secure the contract. TORM already has 29 GSI vessels in the current fleet and has excellent technical and commercial experience with these vessels. The vessels will be constructed according to TORM’s specifications in order to optimize trading and fuel- efficiency, and they will have scrubbers installed. The vessels will be prepared for a potential later dual-fuel installation.

TORM expects to have total CAPEX relating to the two vessels of USD 95m including extra costs related to TORM’s design requirements and scrubber installations. TORM has secured attractive financing of USD 76m with an international financial institution. The financing will be structured as a ten-year sale and leaseback agreement with purchase options during the lease period and at maturity providing TORM with maximum capital commitment flexibility.

TORM has since the publication of the third quarter results on 12 November 2019 entered into an agreement to sell an older Handy vessel, TORM Loire (built in 2004), for a consideration of USD 9m. The vessel was delivered to the new owner in late December 2019, and in connection with the transaction USD 4m of debt was repaid.

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Kim Balle, CFO, tel.: +45 3917 9285	London, EC3V 9DU, United Kingdom
Morten Agdrup, IR, tel.: +45 3917 9249	Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “ton miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 3 / 23 January 2020	TORM orders two scrubber-fitted LR2 newbuildings	Page 1 of 1